

16012135

SE[illegible] ...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10703 J STREET, SUITE 102
(No. and Street)

OMAHA	NE	68127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHIRLEY OVERLY 402-397-0780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHIRLEY OVERLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALEY SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



GENERAL NOTARY - State of Nebraska
RONALD D ROHLFS
My Comm. Exp. Aug. 6, 2016

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Haley Securities, Inc.

Table of contents



HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17 a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 26, 2016

HALEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	345,260
Receivable - other		113,670
CRD - Escrow		2,140
Prepaid expenses		24,274
Total current assets		485,344
FURNITURE AND EQUIPMENT		
Furniture and equipment		22,582
Less accumulated depreciation		(14,457)
Net furniture and equipment		8,125
TOTAL ASSETS	$	493,469

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	125,018
Accrued expenses		25,430
Total current liabilities		150,448
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		342,021
Total stockholders' equity		343,021
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	493,469

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES		
Placement fees	$	2,706,710
EXPENSES		
Commissions		1,503,797
Computer services		2,430
Continuing education		6,278
Dues and subscriptions		5,333
Employee benefits		44,675
Equipment rental		4,362
Insurance		27,968
Licenses and permits		21,582
Meals and lodging		-
Miscellaneous		3,058
Office		8,274
Salary		395,899
Professional fees		35,993
Rent		13,235
Taxes - payroll		70,737
Taxes - other		1,278
Travel and entertainment		1,937
Utilities		11,159
Depreciation		2,184
Contract labor		(15,000)
Total expenses		2,145,179
NET INCOME	$	561,531

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2015

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2014	1,000	1,000	-	454,422	455,422
Net profit	-	-	-	561,531	561,531
Shareholder distributions	-	-	-	(673,932)	(673,932)
December 31, 2015	1,000	$ 1,000	$ -	$ 342,021	$ 343,021

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2015

Subordinated Liabilities, December 31, 2014	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

HALEY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 561,531
Adjustments to reconcile net profit to net cash provided by operating activities:	
Depreciation	2,184
Increase in receivable - other	(113,376)
Decrease in CRD - Escrow	399
Increase in prepaid expenses	(2,096)
Increase in accounts payable	108,850
Increase in accrued expenses	9,815
NET CASH PROVIDED BY OPERATING ACTIVITIES	567,307
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of furniture and equipment	(1,649)
NET CASH USED BY INVESTING ACTIVITIES	(1,649)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder draws	(673,932)
NET CASH USED BY FINANCING ACTIVITIES	(673,932)
NET DECREASE IN CASH	(108,274)
Cash and Cash Equivalents, Beginning of the Year	453,534
Cash and Cash Equivalents, End of the Year	$ 345,260
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's funds to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2015 was $2,184.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Compensated Absences
Full-time year round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2015 was deemed immaterial and not accrued.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes

The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company will record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation revealed no tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2015. The federal and state income tax returns of the Company for 2014, 2013, and 2012 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2015 the Company had net capital of $257,962 which was $247,932 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .5832 to 1 at December 31, 2015.

NOTE C RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Associates Limited Partnership, and Haley Real Estate Group. They also charge these entities for office supplies. The Company is included in Dial Equities, Inc.'s health insurance, and 401(k) plans. The Company also leases office phone from Dial Equities, Inc. The Company leases office space from Blue Moon. Total rent paid to that entity was $7,415 plus common area maintenance fees of $5,710 during the year ended December 31, 2015.

NOTE C RELATED PARTY TRANSACTIONS – (Continued)

Related party payments or (reimbursements) for the year ended December 31, 2015:

Haley Communities Limited Partnership Fund No. 1	$ (13,783)
Haley Communities Limited Partnership Fund No. 2	(19,981)
Haley Communities Limited Partnership Fund No. 3	(12,601)
Blue Moon	13,125
Haley Associates LTD	(24,398)
Haley Real Estate Group	(2,713)
DEI Communities	19,128
Net related party reimbursements	$ (41,223)

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Associates Limited Partnership, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 2 and Haley Communities Limited Partnership Fund No. 3 paid placement fees of 9% for all equity raised by the Company in 2015. The placement fees (revenue) earned by the Company for the year ended December 31, 2015 from Haley Communities Limited Partnership Fund No. 2 and Haley Communities Limited Partnership Fund No. 3 was $2,706,710.

NOTE D CONCENTRATIONS

100% of placement fees were generated from two equity raises completed for Haley Communities Limited Partnership Fund No. 2 and Haley Communities Limited Partnership Fund No. 3 for the year ended December 31, 2015 (see Note C). The Company's cash balances are in two financial institutions. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE F COMMITMENTS

The Company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Future minimum rental commitments under these non-cancellable leases are as follows as of December 31, 2015:

For the Year Ending December 31,	Office Lease	Copier Lease	Postage Meter
2016	$ 7,415	$ 3,876	$ 835
2017	7,415	3,876	835
2018	5,561	-	418
2019	-	-	-
Total	$ 20,391	$ 7,752	$ 2,088

NOTE G EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $33,944 for the year ended December 31, 2015 and is included in employee benefits on the statement of operations.

NOTE H SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2015 through February 24, 2016, which is the date the financial statements were available to be issued. There were no subsequent events requiring disclosure or recognition in the financial statements.

SUPPLEMENTAL SCHEDULES

HALEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1

December 31, 2015

Schedule I

Aggregate Indebtedness:		
Total Liabilities		$ 150,448
Total Aggregate Indebtedness		150,448
Net Capital:		
Credit items:		
Common stock	$ 1,000	
Additional paid-in capital	-	
Retained earnings	342,021	343,021
Deduct Nonallowable Assets:		
Property and other assets, net of accumulated depreciation	8,125	
Prepaid and other assets	76,934	85,059
Net Capital		$ 257,962
Capital Requirements:		
Minimum dollar requirements		$ 10,030
Net Capital exceeding requirements		247,932
Net Capital		$ 257,962
Percentage of Aggregate Indebtedness to Net Capital		58.32%

HALEY SECURITIES, INC.

RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2015

	Schedule II
Aggregate indebtedness per audit report	$ 150,448
Aggregate indebtedness per FOCUS report	150,448
Difference	$ -
Net capital per audit	$ 257,962
Net capital per FOCUS report	257,962
Difference	$ -

HALEY SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

December 31, 2015

Schedule III

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

The firm met the provisions of SEC Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2015 without exception.

HALEY SECURITIES, INC.

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2015

Schedule IV

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

The firm met the provisions of SEC Rule 15c3-3 (k)(2)(i) throughout the year ended December 31, 2015 without exception.



HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Haley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Haley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" and (2) Haley Securities, Inc. stated that Haley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Haley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 26, 2016

Haley Securities, Inc
Member FINRA/SIPC
10703 J St. Ste 102
Omaha, NE 68127
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240-15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3 (k) (2) (i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haley Securities, Inc.
I, Shirley Overly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Shirley Overly

Title: President

February 26, 2016